ASX RELEASE | October 8, 2019 | ASX:PLL; NASDAQ:PLL

RESULTS OF GENERAL MEETING

Piedmont Lithium Limited (ASX: PLL; NASDAQ: PLL) (“Piedmont” or “Company”) advises that a General Meeting for the Company was held today, October 8, 2019, at 10.00am (WST).
The resolutions voted on were in accordance with the Notice of General Meeting previously provided to the Australian Securities Exchange (“ASX”).
In accordance with Section 251AA of the Corporations Act 2001, the following information is also provided:
Resolution	Result	Number of Proxy Votes
		For	Against	Abstain	Proxy’s Discretion
1. Authorise Employee Equity Incentive Plan	Passed unanimously on a show of hands	227,341,976	1,164,231	8,690	4,136,988
2. Amendment to Terms of Existing Incentive Options	Passed unanimously on a show of hands	226,591,976	1,164,231	758,690	4,136,988
3. Ratify Prior Placement Shares Issued Pursuant to Listing Rule 7.1	Passed unanimously on a show of hands	44,134,885	1,027,231	183,352,781	4,136,988
4. Ratify Prior Placement Shares Issued Pursuant to Listing Rule 7.1A	Passed unanimously on a show of hands	44,134,885	1,027,231	183,352,781	4,136,988

For further information, contact:

Keith D. Phillips | President & CEO	Anastasios (Taso) Arima | Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com